CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83. THIS LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE. THESE OMISSIONS ARE DENOTED BY ASTERISKS.

                                   LION, INC.
                          4700-42nd Ave. SW, Suite 430
                            Seattle, Washington 98117
                            Telephone (206) 577-1440
                               Fax (206) 577-1441



January 30, 2006
                                                                  Filed by EDGAR

Mr. Patrick Gilmore
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:    LION, INC.
       FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
       COMMENT LETTER DATED JANUARY 11, 2006
       FILE NO. 000-25159
       LION CONTACT: STEVE THOMSON, CHIEF FINANCIAL OFFICER
                     (206) 577-1445 (PHONE)
                     (206) 577-1441 (FAX)

Dear Mr. Gilmore:

         The following is submitted in response to your comment letter dated January 11, 2006 relating to LION's Form 10-KSB for the fiscal year ended December 31, 2004 (the "Form 10-KSB"). The responses in this letter correspond to your numbered comments.

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS ENTERPRISE SEGMENTS, PAGE 12

COMMENT:

         1. Please refer to comment 1 in our letter dated October 20, 2005. We note in your response that you prepared separate operating results of TRMS to your CODM during 2005. Tell us whether you believe TRMS represents a separate operating segment. Additionally, tell us how you considered providing the interim segment disclosures noted in paragraph 33 of SFAS 131 in your Form 10-Q for each quarter during 2005.

RESPONSE:

         We have considered providing segment disclosures in connection with our Form 10-QSB for each quarter during 2005 and in connection with our Form 10-KSB for 2005. We considered whether there had been changes in the manner of preparation and reporting of TRMS operating results information to the extent that our CODM utilized such information for purposes of making decisions about resource allocation and performance assessment. During the twelve months since its acquisition, reporting of operating results to the

Mr. Patrick Gilmore
January 30, 2006
Page 2

CODM have been evolving to, among other things, include presentation of TRMS separate company operating results and intercompany eliminations.

         At the time of preparation of our 2005 Form 10-QSB's, discrete financial information was not available for TRMS. The systems to capture and report this information to the CODM were still in process of being developed. Thus, we concluded that presentation of separate segment information to the CODM was not practicable. However, in connection with our processes of preparation of our 2005 Form 10-KSB, we have determined that sufficiently complete separate financial information for TRMS is now available and being utilized by the CODM and intend to provide SFAS 131 operating segment information for TRMS and management's discussion and analysis disclosures. We intend to provide comparative disclosures in our 2006 Form 10-QSB's.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 20

COMMENT:

         2. Please refer to comment 6 in our letter dated October 20, 2005. We have reviewed your response and note that you believe there is objective and reliable evidence of fair value of your hosting services. In this regard, clarify whether you have sold any renewals of your hosting services and if not, how you established objective and reliable evidence of fair value of your hosting services. Refer to paragraph 16 of EITF 00-21. Additionally, tell us the amount of revenue recognized from website development for each year presented including all interim periods through September 30, 2005.

RESPONSE:

         During 2003, 2004 and the nine months ended September 30, 2005, we provided website development (set-up) services to approximately *, * and * clients and had hosting renewals from approximately *, * and * clients, respectively. We believe the price of the deliverable (hosting), which is regularly sold on a standalone basis, provides vendor-specific objective evidence of fair value.

         Revenues recognized from website set-up and hosting services during 2003, 2004 and the nine months ended September 30, 2005 by quarter are as follows (in thousands):

         THREE MONTHS ENDED                SET-UP            HOSTING

         March 31, 2003                     $   *             $   *
         June 30, 2003                          *                 *
         September 30, 2003                     *                 *
         December 31, 2003                      *                 *
         March 31, 2004                         *                 *
         June 30, 2004                          *                 *
         September 30, 2004                     *                 *
         December 31, 2004                      *                 *
         March 31, 2005                         *                 *
         June 30, 2005                          *                 *
         September 30, 2005                     *                 *

Mr. Patrick Gilmore
January 30, 2006
Page 3

COMMENT:

         3. Please refer to comment 7 in our letter dated October 20, 2005. We note in your response that you have not had any separate sales of your PCS and that you believe VSOE has been established for PCS based on your established price list for this type of contract within your Pipeline Tools Group. Your response also refers to the renewal price for PCS, which is at the same amount as the price list. Please clarify if the one contract with multiple elements you are referring to in this response includes a stated renewal rate or if it indicates that the renewal rate is based on a list price. If the renewal rate is based on a current list price that is subject to change, even if those changes are within your control, this would not appear to establish VSOE for PCS as the renewal amount is not known to either you or your customer. Please clarify whether this contract includes a stated quantitative renewal amount.

         4. Paragraph 57 of SOP 97-2 states that fair value of PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is the renewal rate). We note that you believe you established VSOE of PCS following paragraph 10 of SOP 97-2 as the price (price list) has been established by management having the relevant authority and that management has determined it is probable that the price will not change before separate introduction of the element into the marketplace. Note however, that in situations where VSOE of fair value is determined by management having relevant authority and has not yet been sold separately, the period of time until the element is expected to be sold separately should be relatively short. Based on your response, it appears that this period was approximately 12 months after your sale of your multiple element arrangement. As a result, based on your response, it does not appear that you have established VSOE of PCS for this arrangement. Refer to paragraphs 57 and 58 of SOP 97-2.

         5. We also note in your response to comment 7 in our letter dated October 20, 2005 that maintenance has historically been sold with licensing as an integrated package for Pipeline Tools. We also note in your response that you have one contract with multiple elements that includes a license and maintenance. These statements do not appear consistent. Please reconcile these statements and compare and contrast your accounting for the integrated package for Pipeline Tools (which includes maintenance) and the one multiple element contract you refer to in your response.

RESPONSE:

         Our one contract with multiple elements is a 5-year contract and provides for a one-time payment of $** for a license fee, which is inclusive of maintenance for the first year, and for a maintenance fee of $** paid on an annual basis at the beginning of years 2 through 5. The $** annual maintenance fee is a stated amount in the contract and is the same amount as presented on our price list. It is the only contract where PCS is separately sold. While we have not yet entered into other similar multiple element contracts, we have had discussions and negotiations with clients and potential clients regarding such and have continued to quote fees consistent with our price list. Our discussion of this topic in our December 12, 2005 letter should properly state that we have not had separate sales of maintenance for our Pipeline Tools products.

         We relied on the $** annual maintenance fee set forth in the contract as VSOE for the amount to be allocated to maintenance included in the $** fee for the license and first year maintenance. Upon customer acceptance of the software in March 2005, we recognized revenue of $** in first quarter 2005 for the licensing component and are recognizing revenue for the $** maintenance component ratably over the next twelve months of year 1.

Mr. Patrick Gilmore
January 30, 2006
Page 4

NOTE B - BUSINESS COMBINATIONS, PAGE 35

COMMENT:

         6. Please refer to comment 8 in our letter dated October 20, 2005. We have reviewed your response and note that the acquired deferred revenue relates to both licensing and servicing agreements and that these licenses have previously been installed on the customer's servers. Tell us why you believe you continue to have a legal performance obligation to provide this software license when it is already installed on the customer's servers. Additionally, tell us specifically what legal performance obligations are included in the service agreements. In this regard, tell us whether you provide technical support (e.g. telephone support), bug/error fixes or research and development activities for unspecified product upgrades/enhancements (e.g. if-and-when-available upgrades). Also, note that the lack of establishing VSOE for the license and the maintenance does not appear relevant to the determination of the fair value of your legal performance obligation.

         7. We also note in your response to comment 8 in our letter dated October 20, 2005 that you believe that the cash received from the seller totaling $920,654 is sufficient evidence of the fair value of the acquired deferred revenue. Tell us how the amount received from the seller for the acquired deferred revenue was determined. Note that the fair value of deferred revenue in a business combination is typically determined based on the direct cost of fulfilling the obligation plus a normal profit margin and that the normal profit margin is limited to the profit margin on the cost to provide the product or service (that is, the fulfillment effort). We do not believe you have provided sufficient evidence to support that the cash received as part of the business combination represents the fair value of this legal performance obligation.

RESPONSE:

         Our legal performance obligation includes technical support for the licensed software and all components. This is provided via telephone, facsimile, or e-mail. It includes technical support staff (i) responding to technical inquiries regarding errors (reproducible defects in the licensed software), (ii) logging and tracking errors through to resolution, and (iii) providing resolutions for problems that are the result of errors. We provide maintenance releases (for bug fixes and or other error corrections), unspecified upgrades and applicable documentation as they are made generally available to our customers.

         While we established the amount to assign to the liability for the legal performance obligation related to the revenue arrangements of the acquired entity based on the cash received, we also considered what estimated costs of fulfilling the obligation would approximate. For purposes of determining a reasonable profit for completing the fulfillment obligation, we also considered our exposure to the return of amounts prepaid by the customer. The contract assumed by the Company includes a provision for a contingent liability to refund a proportionate amount of the remaining prepaid contract amounts in the event of introduction of harmful code (section 4.2 of the License and Services Agreement) which at the acquisition date approximated $** million. This was also the carrying amount of the deferred revenue prior to LION adjusting the amount to the fair value of $920,654 on the acquisition date.

         Costs of fulfilling the obligations were estimated on the basis of allocations of compensation for identified personnel providing contract support services, including an overhead allocation. On the basis of $920,654 of revenue to be recognized, the profit margin on estimated costs approximated **%. In consideration of the significant risks and exposures with the obligation to continue to perform pursuant to the contract, this **% rate was considered by Company management to represent a reasonable profit. Inasmuch as the estimated costs of fulfilling the obligation plus a profit margin reasonably approximated the amount determined by cash received, management concluded such amount to be the appropriate amount to record for the business combination.

Mr. Patrick Gilmore
January 30, 2006
Page 5

         As indicated in our responses to comments 4 and 5 in your letter dated October 20, 2005 in our letter dated December 12, 2005, we will be filing an amendment to our 2004 Form 10-KSB to include additional disclosures regarding Critical Accounting Policies and to include the signed report from our independent accounting firm.

         If you have any questions regarding the Company's responses, please feel free to call me at (206) 577-1446 or Steve Thomson at (206) 577-1445.

Sincerely,

/s/ Randall D. Miles
------------------------
Randall D. Miles
Chief Executive Officer

/s/ Steve Thomson
------------------------
Steve Thomson
Chief Financial Officer


Cc:   Jim Young, Grant Thornton LLP
      Stephen N. Tollefsen, Tollefsen Business Law P.C.